For immediate release
                                                                 October 3, 2003
                                                      Toyota Auto Body Co., Ltd.
                                                               Araco Corporation
                                                        Toyota Motor Corporation


                  Toyota Group to Strengthen Vehicle Operations
 -Toyota Auto Body, Araco to Integrate Vehicle Manufacturing & Sales Businesses-

Tokyo -- TOYOTA MOTOR CORPORATION (TMC) and subsidiaries TOYOTA AUTO BODY CO., LTD. (Toyota Auto Body) and ARACO CORPORATION (Araco) announced today that they have reached an agreement under which Toyota Auto Body and Araco will integrate their vehicle manufacturing and sales businesses.

Toward the realization of Global Vision 2010, which TMC announced in April 2002, the Toyota Group is actively engaged in seeking out the most-efficient structures for expanding its global business.

Toyota Auto Body and Araco engage in similar business activities, including the manufacturing of minivans, SUVs and other vehicles, as well as customization. The two companies have in the past cooperated with TMC in developing business, but as global competition becomes increasingly intense, it is necessary that these two central manufacturers of the Toyota Group raise their capabilities in all areas, including development, production preparation and production.

The integration agreement announced today will allow the two companies to consolidate their expertise and use their management resources comprehensively and efficiently. This will help both companies develop and will be extremely effective in expanding and developing the business of the entire Toyota Group in furtherance of the realization of Global Vision 2010.

The integrated company will seek to achieve further growth through such measures as the following:

1) Reinforcing product development capabilities and cost competitiveness in minivans and SUVs to respond to diversifying customer needs.

2) Expanding and strengthening its universal-mobility-vehicle business, environment-related businesses and customized-vehicle business to respond to growing social needs.

3) Contributing to the production activities of TMC's overseas projects and to the global development of the Toyota Group.

4) Increasing the efficiency of all divisions, including development, production and management.

For details on the integration and the companies involved, please see "Attachment" or contact:

     - General Service & Publicity Dept., General Administration Div., Toyota Auto Body Tel: 0566-36-7512

     - General Administration Dept., PR & Corporate Communications Staff, Araco Corporation Tel: 0565-51-2222

     -    Public Affairs Div., Toyota Motor Corporation Tel: 03-3817-9150/9161

                                                                    Attachment


1.   Overview of the Integration


1) Integration schedule
   ---------------------------------------------------------- ---------------------------------
   Board of directors meeting for approving basic             October 3, 2003
   integration agreement
   ---------------------------------------------------------- ---------------------------------
   Signing of basic integration agreement                     October 3, 2003
   ---------------------------------------------------------- ---------------------------------
   Board of directors meeting for approving integration       Late April 2004 (tentative)
   (corporate split) agreement
   ---------------------------------------------------------- ---------------------------------
   Signing of integration (corporate split) agreement         Late April 2004 (tentative)
   ---------------------------------------------------------- ---------------------------------
   General shareholders meeting for approving integration     Late June 2004 (tentative)
   (corporate split) agreement
   ---------------------------------------------------------- ---------------------------------
   Date of integration (corporate split)                      October 1, 2004 (tentative)
   ---------------------------------------------------------- ---------------------------------
   Registration of integration (corporate split)              Early October 2004 (tentative)
   ---------------------------------------------------------- ---------------------------------


2) Method of Integration
   Toyota Auto Body and Araco will conduct the integration on an equal basis. Procedurally, Toyota Auto Body will be the acquiring company, and Araco's vehicle manufacturing and sales business will be transferred and integrated into Toyota Auto Body.

   (NOTE: After transferring its vehicle manufacturing and sales business, Araco plans to merge with Toyoda Boshoku Corporation and TakaNichi Co., Ltd. on the same day (Oct. 1, 2004).)


3) Allocation Ratio
   --------------------------------- ------------------------------- -------------------------------
               Company                      Toyota Auto Body                     Araco
   --------------------------------- ------------------------------- -------------------------------
         Participation Ratio                       1                              0.98
   --------------------------------- ------------------------------- -------------------------------

   For each Araco share, 0.98 shares of Toyota Auto Body will be issued.

   (NOTE: In the event of material changes in any of the conditions on which the above allocation ratio was determined, the ratio is subject to change following consultations between the companies involved.)

   Basis for Calculating the Allocation Ratio
   Nomura Securities Co., Ltd., an impartial third-party company, was asked to perform a calculation of the appropriate allocation ratio. Based on the results of this calculation, the allocation ratio was determined through consultations between the companies involved.

2. Business to be Transferred

1) Type of business
   The vehicle manufacturing and sales business of Araco.

2) Business results of Araco's vehicle manufacturing and sales business (the business to be transferred) for the fiscal year ending March 2003


                                                                                         Unit: million yen
   ------------------------ --------------------------- --------------------------- ------------------------
                                     Araco
                             vehicle manufacturing          Toyota Auto Body
                             and sales business (a)             FY2003 (b)             Percentage (a / b)
                                (Unconsolidated)            (Unconsolidated)
   ------------------------ --------------------------- ------------------------ ---------------------------
   Net sales                               202,358                  912,872                       22.2%
   ------------------------ --------------------------- ------------------------ ---------------------------
   Gross profit                             12,623                   25,621                       49.3%
   ------------------------ --------------------------- ------------------------ ---------------------------
   Operating income                          6,990                   16,725                       41.8%
   ------------------------ --------------------------- ------------------------ ---------------------------
   Ordinary income                           6,713                   16,543                       40.6%
   ------------------------ --------------------------- ------------------------ ---------------------------

3) Assets and liabilities (unconsolidated) of Araco's vehicle manufacturing and sales business (the business to be transferred) (as of March 31,2003)



                                                                                         Unit: million yen
   -------------------------------------------------------- -------------------------------------------------------
                           Assets                                                Liabilities
   ---------------------------- --------------------------- --------------------------- ---------------------------
              Item                      Book Value                     Item                     Book Value
   ---------------------------- --------------------------- --------------------------- ---------------------------
         Current assets                         53,143         Current liabilities                      41,071
   ---------------------------- --------------------------- --------------------------- ---------------------------
          Fixed assets                          26,550        Long-term liabilities                     11,709
   ---------------------------- --------------------------- --------------------------- ---------------------------

NOTE: In addition to the above business that will be transferred, subsidiaries that are subject to consolidation are also included, but the impact is minimal.


3. Status of the Acquiring Company After Integration
   An integration promotion committee, chaired by the presidents of the two companies involved, will discuss and determine details regarding the acquiring company after the integration.

Reference 1: Outline of Companies Involved (unconsolidated)

                                                                                    (as of March 31, 2003)
-------- ---------------------------- -------------------------------------- ---------------------------------------
   1     Company name                           Toyota Auto Body                            Araco*1
-------- ---------------------------- -------------------------------------- ---------------------------------------
   2     Business                     Manufacture and sales of automobile    Manufacture and sales of automobile
                                      bodies, parts and accessories          bodies & parts
-------- ---------------------------- -------------------------------------- ---------------------------------------
   3     Established                             August 31, 1945                          July 24, 1947
-------- ---------------------------- -------------------------------------- ---------------------------------------
   4     Location of head office         100, Kanayama, Ichiriyama-cho,         25, Kami-Fujiike, Yoshiwara-cho,
                                          Kariya City, Aichi Prefecture          Toyota City, Aichi Prefecture
-------- ---------------------------- -------------------------------------- ---------------------------------------
   5     Representative                     Risuke Kubochi, President             Masanao Motonami, President
-------- ---------------------------- -------------------------------------- ---------------------------------------
   6     Capital                                      8,871                                  3,188
         (million yen)
-------- ---------------------------- -------------------------------------- ---------------------------------------
   7     Number of shares of common                86,240,466                              27,884,000
         stock issued
-------- ---------------------------- -------------------------------------- ---------------------------------------
   8     Shareholders' equity                        120,020                                 57,013
         (million yen)
-------- ---------------------------- -------------------------------------- ---------------------------------------
   9     Total assets                                284,595                                164,255
         (million yen)
-------- ---------------------------- -------------------------------------- ---------------------------------------
  10     Fiscal year ending                         March 31                                March 31
-------- ---------------------------- -------------------------------------- ---------------------------------------
  11     Number of employees                          8,035                                  5,019
-------- ---------------------------- -------------------------------------- ---------------------------------------
  12     Main business partners       Supplier:                              Supplier:
                                      Toyota Motor Corporation               Toyota Motor Corporation
                                      Sales:                                 Sales:
                                      Toyota Motor Corporation               Toyota Motor Corporation
-------- ---------------------------- -------------------------------------- ---------------------------------------
  13     Largest shareholders and     1. Toyota Motor Corporation*2 47.10%   1. Toyota Motor Corporation   75.03%
         shareholding ratio           2. Toyota Industries Corp.     7.38%   2. Toyota Auto Body, Co., Ltd. 6.31%
                                      3. Japan Trustee Services Bank, Ltd.   3. Araco Employee Shareholding
                                                                     3.88%      Organization                3.06%
                                      4. Toyota Auto Body Employee           4. Toyota Tsusho Corp.         1.74%
                                         Shareholding Organization   2.91%
                                      5. The Master Trust Bank of Japan, Ltd.
                                                                     2.64%
-------- ---------------------------- -------------------------------------- ---------------------------------------
  14     Main banks                   UFJ Bank, Ltd.                         UFJ Bank, Ltd.
                                      Sumitomo Mitsui Banking Corp.          Sumitomo Mitsui Banking Corp.
-------- ---------------------------- -------------------------------------- ---------------------------------------
  15     Ties between   Capital ties  Toyota Auto Body owns 6.31% of total shares issued by Araco, while
         the                          Araco owns 0.11% of total shares issued by Toyota Auto Body.
         companies
         involved
                        ------------- ------------------------------------------------------------------------------
                        Personnel                                         None
                        ties
                        ------------- ------------------------------------------------------------------------------
                        Business      Araco delivers seats, interior components and door trims to Toyota Auto Body ties
-------- -------------- ------------- ------------------------------------------------------------------------------

*1Entire company including its interior components business.
*2On May 30, 2003, Toyota Motor Corporation acquired 2.5 million shares of Toyota Auto Body, increasing TMC's shareholding ratio in Toyota Auto Body to 50.01%.


Reference 2: Business results of the three most-recent fiscal years of the companies involved

   ------------------------- ------------------------------------------ -----------------------------------------
                                         Toyota Auto Body                                Araco*
                                   (on an unconsolidated basis)               (on an unconsolidated basis)
   ------------------------- ------------- ------------- -------------- ------------- ------------- -------------
   End of fiscal year           March         March          March         March         March         March
                                 2001          2002          2003           2001          2002          2003
   ------------------------- ------------- ------------- -------------- ------------- ------------- -------------
   Net sales                      549,664       777,427        912,872       329,344       347,522       408,384
   (million yen)
   ------------------------- ------------- ------------- -------------- ------------- ------------- -------------
   Operating income                15,082        15,139         16,725         7,587         6,231         8,737
   (million yen)
   ------------------------- ------------- ------------- -------------- ------------- ------------- -------------
   Ordinary income                 15,234        15,482         16,543         8,023         7,276         9,728
   (million yen)
   ------------------------- ------------- ------------- -------------- ------------- ------------- -------------
   Net income                       8,364         9,261         17,777          -870         4,651        12,220
   (million yen)
   ------------------------- ------------- ------------- -------------- ------------- ------------- -------------
   Net income per share             96.99        107.39         204.93        -31.22        166.82        434.94
   (yen)
   ------------------------- ------------- ------------- -------------- ------------- ------------- -------------
   Dividend per share                  13            15             22            20            41            64
   (yen)
   ------------------------- ------------- ------------- -------------- ------------- ------------- -------------
   Shareholder's equity per      1,231.02      1,271.64       1,390.63      1,521.84      1,660.70      2,044.65
   share
   (yen)
   ------------------------- ------------- ------------- -------------- ------------- ------------- -------------

   *Entire company including its interior components business.

   ------------------------- ------------------------------------------
                                         Toyota Auto Body
                                     (on a consolidated basis)
   ------------------------- ------------------------------------------
   End of fiscal year           March         March          March
                                 2001          2002          2003
   ------------------------- ------------- ------------- --------------
   Net sales                      556,531       788,755        929,745
   (million yen)
   ------------------------- ------------- ------------- --------------
   Operating income                17,699        16,583         18,337
   (million yen)
   ------------------------- ------------- ------------- --------------
   Ordinary income                 17,186        17,266         18,098
   (million yen)
   ------------------------- ------------- ------------- --------------
   Net income                       9,286        10,220         18,600
   (million yen)
   ------------------------- ------------- ------------- --------------
   Net income per share            107.69        118.51         213.78
   (yen)
   ------------------------- ------------- ------------- --------------
   Shareholder's equity per      1,312.80      1,364.85       1,495.13
   share
   (yen)
   ------------------------- ------------- ------------- --------------







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